Exhibit 12

STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Fiscal Years Ended

	Sept. 26,(2)(3)	Sept. 24,(2)(3)	Sept. 30,(1)(2)	Sept. 29,(2)	Sept. 28, (2)
	1999	2000	2001	2002	2003

Earnings:
Income (loss) before income taxes	$(14,091)	$(9,864)	$14,431	$19,097	16,554
Amortization of capitalized interest	324	326	338	341	352
Interest	63,804	53,040	53,846	53,086	52,524
Less interest capitalized during the period	(64)	(35)	(238)	(144)	(144)
Net amortization of debt discount and premium and issuance expense	2,771	2,542	2,532	3,158	3,158
Interest portion of rental expense	16,031	20,333	21,407	21,848	22,740

Earnings as adjusted	$68,775	$66,342	$92,316	$97,386	$95,184

Fixed Charges:
Interest	$63,804	$53,040	$53,846	$53,086	$52,524
Net amortization of debt discount and premium and issuance expense	2,771	2,542	2,532	3,158	3,158
Interest portion of rental expense	16,031	20,333	21,407	21,848	22,740

Fixed Charges	$82,606	$75,915	$77,785	$78,092	$78,422

Ratio of Earnings to Fixed Charges	0.83	0.87	1.19	1.25	1.21

(1)	53-Week Fiscal Year

(2)	Includes the Company’s 50% share of the fixed charges and earnings of an unconsolidated affiliate.

(3)	Effective September 30, 2002, the Company adopted FASB Statement 145, “Rescission of Statements 4, 44 and 62” (“SFAS 145”). SFAS 145 rescinds Statement 4, “Reporting Gains and Losses from Extinguishment of Debt”. Under SFAS 145, gains and losses from extinguishment of debt previously reported as extraordinary items were reclassified to continuing operations. For fiscal 1999, a $17.3 million ($28.5 million less tax effect) extraordinary loss from the early retirement of 9% Senior Subordinated Notes due 2004 and 11% Senior Notes due 2001 was reclassified to continuing operations. For fiscal 1999, $28.5 million was reclassified as an increase to interest expense and $11.2 was reclassified as a reduction to income taxes. For fiscal 2000, a $1.1 million ($1.9 million less tax effect) extraordinary gain from the early retirement of $11 million of 10.75% Senior Notes due 2006 was reclassified to continuing operations. For fiscal 2000, $1.9 million was reclassified as a decrease to interest expense and $0.8 million was reclassified as an increase to income taxes.